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                                 August 19, 2005

                                                                        8712.008


VIA MAIL & FAX 202-772-9203

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     MENDOCINO BREWING COMPANY, INC.
        FORM 10-K FOR FISCAL YEAR ENDED
        DECEMBER 31, 2004
        FILED MAY 13, 2005
        FORMS 10-Q FOR FISCAL QUARTER ENDED
        FILE NO. 001-13636

Dear Mr. Ohsiek:

        We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to the items included in your letter of comment dated August 2, 2005, which was sent following the Company's response to your original letter of comments dated July 7, 2005.

        As stated below, in response to your comments, the Company intends to amend its Form 10-K for the year ended December 31, 2004, and will do within fifteen (15) business days. If you have any questions or concerns, my office line is 415-391-4800; please contact me at your convenience.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, PAGE F-3

1. We read your response to comment 2 in our letter dated July 7, 2005. Based on the additional information you provided, it appears to us that the legal dispute settlement represents an operating expense, clearly related to the transaction made during the ordinary course of your operations. In particular we note that the expense relates to a dispute you had with a distributor of your product and transacting with distributors is a normal part of your continuing operations. Thus, please tell us how you intend to revise your filing accordingly. To the extent you

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Mr. George F. Ohsiek, Jr.
August 19, 2005
Page 2


        revise your filing, please ensure that the amendment also incorporates the revisions requested in comments 5 and 6 in our letter dated July 7, 2005.

        As you have advised, the Company will amend its Form 10-K for the year ended December 31, 2004. The amendment will be filed within fifteen (15) business days following the date of this letter, and will reflect the classification of the settlement of the legal dispute with the House of Daniels, Inc., dba Golden Gate Distributing Company, as an operating item.

        As requested in comment 5 of your letter dated July 7, 2005, the amended filing will expand the Company's disclosures regarding its principal executive and financial officers' conclusion as to the effectiveness of its disclosure controls and procedures to ensure that it encompasses the entire definition of disclosure controls and procedures set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).

        In addition, the amended filing will, as requested in comment 6 of your letter, contain a statement that there were no changes in internal controls identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter of 2004.


                                                     Sincerely,


                                                     Sara Finigan



        Cc: Yashpal Singh